UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34214

THE BANK OF KENTUCKY FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

111 Lookout Farm Drive

Crestview Hills, Kentucky 41017

(859) 371-2340

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Bank of Kentucky Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BB&T CORPORATION, as successor to The Bank of Kentucky Financial Corporation

Date: July 2, 2015	By:	/s/ Daryl N. Bible
Name: Daryl N. Bible
Title: Senior Executive Vice President and Chief Financial Officer